1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
KRISTOPHER D. BROWN kristopher.brown@dechert.com +1 212 698 3679 Direct +1 212 698 0697 Fax

March 15, 2017

CONFIDENTIAL SUBMISSION

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Suzanne Hayes, Assistant Director, Office of Healthcare and Insurance

Re:	Zealand Pharma A/S
Confidential Draft Registration Statement on Form F-1; Submission #2
Originally submitted on June 16, 2016
Resubmitted August 1, 2016
CIK No. 0001674988

Ladies and Gentlemen:

Zealand Pharma A/S (the “Registrant”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in its letter to the Registrant dated August 15, 2016 (the “August Letter”). The Registrant kindly notes that the SEC’s third comment in the August Letter was addressed in a letter provided to the Staff by the Registrant on October 19, 2016. On November 16, 2016, the Staff orally confirmed to the Registrant that this point has been resolved.  For your convenience, the Staff’s comments are numbered and presented in italicized type below, and each comment is followed by the Registrant’s proposed response. The number of the responses and the headings set forth below correspond to the numbered comments and headings in the letter from the Staff.

In addition, we are concurrently sending to the Staff three marked copies of Confidential Submission #3 (“Submission #3”) of the registration statement on Form F-1 (the “Registration Statement”), as confidentially submitted to the Commission, marked against Confidential Submission #2 of the Registration Statement, as confidentially submitted to the Commission on August 1, 2016 (“Submission #2”). If the Staff would like additional hard copies, please so advise, and we would be happy to provide additional copies.  Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Submission #2, and page references in the responses refer to the Submission #3.

Business, page 88

Material Contracts

Sanofi License Agreement for Lixisenatide and iGlarLixi

1.              We note your response to our prior comment 14. However, the description that you are eligible to earn “low double digit percentage royalty payments” is too broad and could imply that your royalty rate is anywhere from 10% to 49%. Please revise your disclosure here and throughout the prospectus to give investors a reasonable idea of the amount of the royalty rate, such as providing a range that does not exceed ten percent (e.g., between twenty and thirty percent)

Response:  In response to the Staff’s comment, the Registrant has amended the disclosure on pages 93 and 113 to include the royalty rate.

2.              Please explain why you have included Peter Benson in the row reporting beneficial ownership of “[a]ll board members, board member nominee and executive management as a group” since according to footnote (3) to the table, he is no longer a board member as of June 2, 2016.

Response: In response to the Staff’s comment, the Registrant has removed the reference to Peter Benson from the beneficial ownership table on page 144.

*****

We would be pleased to answer your questions or provide you with any additional information.  Please contact the undersigned at (212) 698-3679.

Very truly yours,

/s/ Kristopher D. Brown
Kristopher D. Brown

cc:	Zealand Pharma A/S
Mats Blom

Cooley LLP
Div Gupta
Charlie Kim
Joshua Kaufman

Dechert LLP
Patrick Lyons
Jonathan Schur